Exhibit 99.1
SATMEX IN DISCUSSIONS WITH SATMEX CONSTITUENTS REGARDING SALE TO ECHOSTAR
Mexico City, Mexico — March 2, 2010 — Satélites Mexicanos, S.A. de C.V. (Satmex) today confirmed ongoing discussions with the stakeholders of Satmex regarding the allocation of cash to be available for distribution in the event that the contemplated sale of Satmex to EchoStar Satellite Services, L.L.C., a subsidiary of EchoStar Corporation (NASDAQ: SATS), and MVS Comunicaciones in a transaction that was announced on February 26, 2010, is consummated.
Pursuant to the stock purchase agreement for the transaction, Satmex would be acquired for approximately $267 million in cash, plus up to a maximum of $107 million in cash on Satmex’s balance sheet at closing, subject to certain specified adjustments, resulting in potential total cash of up to a maximum of approximately $374 million available for distribution to Satmex’s stakeholders. A portion of the total cash is expected to be applied to the repurchase or redemption of Satmex’s outstanding First Priority Senior Secured Notes and Second Priority Senior Secured Notes (together, the “Senior Secured Notes”) and to be distributed to Satmex’s equity holders. A portion of the total cash is expected to be used to pay fees, expenses and other payments incurred in connection with the transaction, estimated to be approximately $30 million in the aggregate. The portion of the total cash amount to be applied to repurchase or redeem the Senior Secured Notes on the one hand, or available for distribution to Satmex’s equity holders on the other hand, is expected to be negotiated between the holders of the Senior Secured Notes and Satmex’s equity securities. An ad hoc group representing greater than 50% of the Second Priority Senior Secured Notes has indicated to Satmex that it does not support the proposed transaction with EchoStar.
The total cash amount will be insufficient to repurchase or redeem all of Satmex’s outstanding Senior Secured Notes at face value, irrespective of the amount that is allocated to Satmex’s equity holders. The aggregate outstanding principal amount of the Senior Secured Notes as of February 26, 2010 was approximately $424.25 million, compared to a maximum potential amount of cash available of $374 million (which is expected to be reduced by up to approximately $30 million in fees, expenses payments in connection with the transaction and which is subject to additional adjustments). If, upon completion of a minimum tender period for offers by Satmex to purchase the Senior Secured Notes, the estimated total cash, after deducting fees, expenses and other payments incurred in connection with the transaction, is not sufficient to purchase or redeem all of the Senior Secured Notes at the offered discount from par and to pay the negotiated amount of proceeds to the equity holders, then neither the tender offers nor the contemplated sale of the Satmex shares will be consummated. As previously reported, the transaction is subject to numerous other conditions and contingencies and termination rights in favor of Echostar.
Additional Information
The tender offers described in this press release have not yet commenced, and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. Satmex has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials distributed by Satmex to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials because they will contain important information.

About Satmex
Satélites Mexicanos, S.A. de C.V. is the leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Safe Harbor and Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, the words “will,” “plan,” “anticipate,” and “intend,” and other similar expressions are intended to identify forward-looking statements and information. Such statements may include, but are not limited to, statements about the total cash to be available for distribution to the Satmex stakeholders upon completion of the sale of Satmex, statements about the tender offer for the Satmex Senior Secured Notes and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Satmex’s management and are subject to significant risks and uncertainties. Actual results may differ materially from anticipated results.
The proposed transaction may not be able to be consummated on the terms on which the parties have agreed, or at all, due to a number of factors, including, the inability to repurchase or redeem the Senior Secured Notes and obtain consent to amend the indentures, the failure to obtain the requisite government approvals or the failure to satisfy any of the other conditions to consummation of the transaction. Other risks are identified in EchoStar Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended Dec. 31, 2009, and in Satmex’s Annual Report on Form 20-F for the year ended Dec. 31, 2008, and subsequent Periodic Reports on Form 6-K. The forward-looking statements speak only as of the date made, and both EchoStar and Satmex expressly disclaim any obligation to update these forward-looking statements.
Press Contacts:
publicrelations@satmex.com

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